Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-131938)

This image cannot currently be displayed. This image cannot currently be displayed. Investor Presentation December, 2011

This image cannot currently be displayed. | FORWARD - LOOKING STATEMENTS This presentation contains forward - looking statements, including with respect to the negotiation, implementation and effects of the proposed combination . Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions . Forward - looking statements are statements that are not historical facts, including statements about our beliefs and expectations . These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them . Forward - looking statements involve inherent risks and uncertainties . We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward - looking statement . These factors and uncertainties include in particular those described in the documents we have filed with the U . S . Securities and Exchange Commission . Forward - looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise . ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT This presentation relates to a proposed business combination between Lan Airlines S . A . (“LAN”) and TAM S . A . (“TAM”), which is the subject of a registration statement and prospectus filed with the SEC by LAN and a new entity formed in connection with the combination . This presentation is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION . All such documents, if filed, would be available free of charge at the SEC’s website ( www . sec . gov ) or by directing a request to LAN Investor Relations, at 56 - 2 - 565 - 8785 or by e - mail at investor . relations@lan . com , or to TAM Investor Relations, at 55 - 11 - 5582 - 9715 or by e - mail at invest@tam . com . br . 2

This image cannot currently be displayed. | This image cannot currently be displayed. 3 LAN Airlines Santiago, 1929 LAN Peru Lima, 1999 LAN Ecuador Guayaquil, 2003 LAN Argentina Buenos Aires, 2005 LAN Colombia Bogotá, 2010 x More competition x Consolidation x Greater opportunities + Global context has created an opportunity for a Latin American market leader to emerge

This image cannot currently be displayed. | ▪ Complementary business models – International passenger business – Cargo business – Domestic market leadership ▪ Extensive route network – Complementary networks with very little overlap – Existing relationship in maintenance and aircraft purchases ▪ Best service in the region ▪ Focus on efficiency ▪ Globally competitive frequent flyer programs Why TAM? 4 This image cannot currently be displayed.

This image cannot currently be displayed. | LAN and TAM as of September 2011 (LTM) 5 ▪ EBITDAR Margin (USD millions) ▪ Operating Margin (USD millions) ▪ Aircraft ▪ Aircraft orders ▪ Revenue (USD billions ) ▪ Employees (thousands) % % ▪ Market Cap (USD billions) 2 ▪ Net Income (USD millions) 1 3.0 10.9 29.0 50.2 106 251 158 299 - 171 201 1,246 2,372 545 1,126 7.7 13.2 7.1% 16,2% 8.6% 18,0% 7.9 21.2 145 141 372 1,126 581 5.5 10.6% 20,5% ▪ Passengers (millions) 37.8 59.0 21.2 (1) TAM s net income includes a non operating impact due to exchange differences and mark - to - market (2) Market Capitalization as of November 21, 2011

This image cannot currently be displayed. | This image cannot currently be displayed. LATAM will offer an extensive passenger network 6 Main domestic markets Regional within Latin America North and Central America Europe South Pacific / Australia 1 2 3 4 5 South America + Domestics 102 Destinations 10 Countries +1200 Daily Departures US and Canada 6 Destinations 2 Countries ~19 Daily Departures 12 Destinations 11 Countries ~14 Daily Departures Five main passenger flows in the combined network Operated by LAN only Operated by TAM only Operated by both carriers* Europe and Rest of World 1 3 4 5 1 1 1 1 1 2 Source: OAG

This image cannot currently be displayed. | LAN cargo expertise + TAM market opportunity = cargo growth LAN’s global and diversified cargo network… …with TAM’s Brazilian market presence ▪ Brazil is the largest domestic cargo market in Latin America ▪ TAM offers significant strengths – Domestic widebody network – Existing cargo operation – Strong European network with growth potential North America to South America Europe to South America Regional (intra) South America 7

This image cannot currently be displayed. | This image cannot currently be displayed. LATAM will be among the leading airlines in the world in terms of revenues … 8 Top 20 passenger airlines in revenue USD Billions , 2010 1 5 10 15 20 10 10 11 11 11 11 12 12 12 12 12 15 16 16 20 22 31 32 34 36 Korean Air Air Canada Singapore Airlines LATAM China Eastern China Southern Cathay Pacific US Airways Southwest Qantas Air China Emirates ANA JAL BA - Iberia AMR Air France - KLM Delta United - Continental Lufthansa Source: Airline Business

This image cannot currently be displayed. | This image cannot currently be displayed. … and in terms of passenger and cargo transport 9 Top 12 airlines in passengers transported Millions of passengers, 2010 Top 12 airlines in cargo transported Thousands of tons, 2010 51 52 52 54 65 70 72 77 86 88 98 163 BA - Iberia LATAM US Airways Lufthansa China Eastern Air France - KLM Ryanair China Southern American Southwest United - Continental Delta 1 5 10 1 5 10 Source: Airline Business and WATS IATA 2010 911 951 1,052 1,055 1,069 1,104 1,149 1,347 1,555 1,579 1,777 1,805 JAL LATAM Lufthansa China Southern Air China China Eastern Singapore Airlines China Airlines United - Continental Cathay Pacific Emirates Korean Air

This image cannot currently be displayed. | LATAM will be the largest airline in the region… 10 Destinos Número de ciudades Pasajeros Millones , 2010 Ingresos USD Billones , 2010 EBITDAR USD Billones , 2010 Copa Avianca - Taca (E) GOL LAN - TAM Copa Avianca - Taca (E) GOL LAN - TAM Copa Avianca - Taca GOL LAN - TAM 51.9 Copa Avianca - Taca GOL LAN - TAM 33.8 11.3 6.4 $2.1 $0.9 $0.4 $0.4 62 58 51 $11.0 $4.0 120 $2.6 $ 1.4 Source: Company reports and Airline Business Destinos Número de ciudades Pasajeros Millones , 2010 Ingresos USD Billones , 2010 EBITDAR USD Billones , 2010 Copa Avianca - Taca (E) GOL LAN - TAM Copa Avianca - Taca (E) GOL LAN - TAM Copa Avianca - Taca GOL LAN - TAM 51.9 Copa Avianca - Taca GOL LAN - TAM 33.8 11.3 6.4 $2.1 $0.9 $0.4 $0.4 62 58 51 $11.0 $4.0 120 $2.6 $ 1.4 This image cannot currently be displayed. Revenues USD Billions , 2010 EBITDAR USD Billions , 2010

This image cannot currently be displayed. | … offering the best connectivity… 11 Destinos Número de ciudades Pasajeros Millones , 2010 Ingresos USD Billones , 2010 EBITDAR USD Billones , 2010 Copa Avianca - Taca (E) GOL LAN - TAM Copa Avianca - Taca (E) GOL LAN - TAM Copa Avianca - Taca GOL LAN - TAM 51.9 Copa Avianca - Taca GOL LAN - TAM 33.8 11.3 6.4 $2.1 $0.9 $0.4 $0.4 62 58 51 $11.0 $4.0 120 $2.6 $ 1.4 Buenos Aires Santiago Lima Guayaquil Bogotá Rio de Janeiro Sao Paulo Belo Horizonte Salvador Brasilia LAN Hubs TAM Hubs This image cannot currently be displayed. Source: Company reports and Airline Business Destinos Número de ciudades Pasajeros Millones , 2010 Ingresos USD Billones , 2010 EBITDAR USD Billones , 2010 Copa Avianca - Taca (E) GOL LAN - TAM Copa Avianca - Taca (E) GOL LAN - TAM Copa Avianca - Taca GOL LAN - TAM 51.9 Copa Avianca - Taca GOL LAN - TAM 33.8 11.3 6.4 $2.1 $0.9 $0.4 $0.4 62 58 51 $11.0 $4.0 120 $2.6 $ 1.4 Destinations Number of cities , 2010 Passengers Millions , 2010

This image cannot currently be displayed. | This image cannot currently be displayed. … with strong presence in domestic markets… 12 ASKs Source: OAG Note: Information as of 2010 Aerolíneas Argentinas LATAM LATAM Avianca - TACA TAME LATAM LATAM GOL Sky Airline LATAM Avianca - TACA Peruvian Copa LATAM Avianca - TACA SAM Icaro 0% 20% 40% 60% 80% 100% Argentina Brazil Chile Colombia Ecuador Peru

This image cannot currently be displayed. | This image cannot currently be displayed. … and connecting South America with the world 13 ASKs Source: OAG Note: Information as of 2010 LATAM American BA - Iberia Avianca - TACA LATAM Air France - KLM GOL United - Continental LATAM Aerolíneas Argentinas Delta TAP Pluna Avianca - TACA Lufthansa - Swiss Others Others Alitalia Avianca - TACA Air Europa Others 0% 20% 40% 60% 80% 100% Within South America USA and Canada Europe

This image cannot currently be displayed. | This image cannot currently be displayed. LATAM will have a globally competitive frequent flyer program 14 67,0 20,0 17,0 11,1 6,6 5,5 4,5 4,5 3,8 2,0 Members (millions) Source: frequentflyersservices.com

This image cannot currently be displayed. | Opportunities for the group to grow faster and increase profitability ▪ Faster top - line growth - Enhances ability to launch new flights - Increases alternatives for passenger and cargo clients, capturing new customers ▪ Improved cost competitiveness - Benefits from best practice sharing - Operational coordination in international markets - Possibility to leverage economies of scale ▪ Enhanced strategic positioning - Creates the leading Latin American carrier - Better able to compete with other global carriers 15

This image cannot currently be displayed. | 16 This image cannot currently be displayed. Synergy source New service, sharing of best practices Improved access to joint hubs and combined network appeal (especially to high yield) Combined network supports new flights and hubs Including consolidation of partner airline contracts and increased utilization Consolidation of the programs and sharing of best practices Value US$ Millions Combined network creates new city pairs and increased service Synergy source Value US$ Millions Revenue: Cargo ~$110M, Pax ~$170M Cost ~$120M 10 35 New and increased connectivity Frequent flyer New flights 35 Other passenger revenue 40 Cargo 110 50 Network relevance Procurement 15 25 Airports 25 Sales 20 20 15 Corporate IT Maintenance Consolidation of functions in overlapping stations Leveraging economies of scale in contracts Streamlining of corporate overhead and some functions Efficiency of combined sales efforts Efficiencies of common IT platforms Leveraging economies and efficiencies of scale Detailing the estimated US ~$400M in synergies

This image cannot currently be displayed. | This image cannot currently be displayed. LATAM will have the ability to grow into new markets Brazil to Europe/Africa Lima to North/Central America New hubs Four primary growth areas for the network initially… Increased southern cone feed to support new service to Europe Increased Brazil feed supports new service to US and Mexico Potential new hubs could connect to Europe and US Cargo Combination of LAN’s expertise and TAM’s footprint Future growth would result in the creation of jobs and economic growth in Latin American countries where LATAM will operate 17 3 1 4 2 1 2 3 4

This image cannot currently be displayed. | This image cannot currently be displayed. Corporate Structure 18 Note: assuming 100% participation of TAM shareholders in the exchange offer LATAM AIRLINES GROUP (Currently LAN) Chile TAM S.A. Brazil HoldCo Chile TAM Controlling shareholders 13.7% LAN Controlling shareholders 24.1% Others LAN 46.7% 100% ON Shares Others TAM 15.5% 100% PN Shares 80% Class A Shares (voting) 20% Class A Shares (voting) 100% Class B Shares (non voting) Pantanal Brazil TLA Brazil 100% 100% ▪ Stock transaction : TAM shareholders are offered newly issued LAN shares (1 TAM = 0.9 LAN) ▪ Structure designed to comply with foreign ownership restrictions , including 20% foreign ownership restriction in Brazil ▪ Economic alignment of all shareholders

This image cannot currently be displayed. | This image cannot currently be displayed. Corporate governance 19 ▪ Shareholders’ agreements between the two companies provide for: - LATAM board to have 9 members. - Grupo Cueto agrees to vote for TEP Chile ( Grupo Amaro ) to be able to elect a second board member at LATAM , while TEP Chile holds at least12.5% of LATAM . - Grupo Cueto and Grupo Amaro agree to make their best effort to work cooperatively. When agreements cannot be reached, matters shall be resolved by the Board or Ordinary Shareholders’ Meetings of LATAM . - During the first 3 years, neither Grupo Cueto nor Grupo Amaro may reduce their holdings of LATAM to less than12.5% of total. After this period, sales are subject to certain conditions. LAN shall have a right of first offer on shares in Holdco 1. Grupo Amaro may not sell shares in LATAM without offering LAN the shares in Holdco 1. - Inasmuch as is permitted under Brazilian legislation, LAN has the right to accrue most voting shares in Holdco 1. - Boards of TAM and Holdco 1 with 6 members, 4 to be appointed by Grupo Amaro and 2 by LATAM . - Voting quorum for TAM of 95% for shareholders’ meetings, and 5 members for board meetings. For significant issues, quorum to require one LATAM board member in Holdco 1 and TAM. - Grupo Amaro and LATAM may appoint the same number of board members in Multiplus . - Selection of key executives in TAM requires coordination with the board of LATAM . - Enrique Cueto to be CEO of LATAM , Marco Bologna to be CEO of TAM.

This image cannot currently be displayed. | This image cannot currently be displayed. Milestones in the business combination process 20 January 18, 2011: LAN and TAM signed binding agreements August 13, 2010: LAN and TAM announce their intentions to combine March 1, 2011: ANAC approved the proposed corporate structure Antitrust Europe x Germany ( Jul 2011) x Italy ( Aug 2011) x Spain ( Oct 2011) Antitrust Brazil x SEAE ( Aug 2011) x SDE ( Aug 2011) ▪ CADE ( pending ) Antitrust Chile: x TDLC (Sep 2011) ▪ Supreme Court ( pending ) November 15, 2011: F4 SEC filing ( preliminary version )

This image cannot currently be displayed. | This image cannot currently be displayed. Antitrust measures imposed by TDLC 21 1. Exchange of 4 slots at GRU airport 2. Extend the frequent flyer program by 36 months for other operators on routes between SCL and SAO, RIO, ASU, MVD 3. Interline agreement with other operators on routes between SCL and SAO, RIO, ASU, for 12 months after compliance with measure 1 4. Not to increase, for a 12 month period, SCL - GRU service within 15 minutes before or after the slots exchanged under measure 1 5. Changes in domestic self regulation plan in Chile 6. Agree a sole alliance for LATAM 7. Codeshare agreements outside of the alliance selected must be approved by TDLC, and may not be conducted in South America with GOL or Avianca - TACA 8. Provide four regular flights on the SCL – LIM – USA route that make use of the 5 th freedom of the air between Peru and the USA 9. Support unilateral cabotage in Chile 10. Support expansion and development of airport facilities at SCL and GRU 11. Restrictions on travel agency incentive plans 12. Maintain current frequencies of non - stop flights from Chile to USA (12) and Europe (7) up tuntil compliance with measures1,6,7, and 8 13. Freeze freight tariffs between Chile and Brazil, and not to increase the average yield of passengers per cabin on the SCL - SAO and SCL - RIO routes up until compliance with measure 1 14. Contract a consultant to review compliance with the measures Measures appealed to the Supreme Court

This image cannot currently be displayed. | Process in Chile TDLC Approval * LAN's Shareholder Meeting * SVS Registration * Process in USA F4 Filing * SEC Registration * Process in Brazil CADE Approval Exchange Rate Appraisal * BDR Registration (Bovespa) * CVM Registration Start of Exchange Offer End of Exchange Offer Mar 2012 Apr 2012Sep 2011 Oct 2011 Nov 2011 Dec 2011 Jan 2012 Feb 2012 Estimated merger timeline 22 Steps completed Steps pending This image cannot currently be displayed.

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